November 18, 2005

Mr. Heath B. Clarke
Chief Executive Officer
Interchange Corporation
One Technology Drive, Building G
Irvine, California 92618

Re: Interchange Corporation
Registration Statement on Form S-3
File No. 333-129359
Filed on November 1, 2005

Dear Mr. Clarke:

This is to advise you that we have limited our review of the Registration
Statement on Form S-3 noted above and have the following comment:

Prospectus Cover Page

1. We note that you are registering 447,067 shares of common stock issuable upon
   the achievement of "certain future business performance criteria." Because these
   shares have not been issued, and their issuance is apparently contingent in nature,
   it appears premature to register them at this time. Please revise to remove them
   from the registration statement, or advise us why you believe it is appropriate to
   register these shares at this time.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

        If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3780.

                                                    Sincerely,

                                                    Elaine Wolff
                                                    Branch Chief

Cc: Cary K. Hyden, Esq.
      Latham & Watkins LLP (*by facsimile*)